Exhibit 99.2

AMENDMENT TO

QUANTUM COMPUTING INC.

2022 EQUITY AND INCENTIVE PLAN

Pursuant to Section 13 of the 2022 Equity and Incentive Plan (the “2022 Plan”) of Quantum Computing Inc. (the “Company”), the board of directors of the Company (the “Board”) hereby amends the 2022 Plan (this “Amendment”), subject to the approval of this Amendment by the Company’s stockholders. This Amendment shall be effective as of the date of such stockholder approval.

1.	Section 3(a) of the 2022 Plan is hereby amended and restated in its entirety to read as follows:

“3(a) Stock Issuable. The maximum number of Shares reserved and available for issuance under the Plan shall be 30,000,000 Shares (the “Share Reserve”), subject to adjustment as provided in Section 3(b) and the following sentence regarding the annual increase. In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2027 and ending on (and including) January 1, 2032, in an amount equal to two percent (2%) of the total number of shares of Stock outstanding on the last day of the immediately preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Stock than would otherwise occur pursuant to the preceding sentence. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), the Shares subject to such Stock Award, to the extent of any such expiration, termination or settlement, will again be available for issuance under the Plan. If any shares of Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan. For purposes of this limitation, the Shares underlying any Awards that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the Shares available for issuance under the Plan. Subject to such overall limitations, Shares may be issued up to such maximum number pursuant to any type or types of Award. The Shares available for issuance under the Plan may be authorized but unissued Shares or Shares reacquired by the Company.”

2.	Conforming Amendments; Interpretation. The officers of the Company are authorized and directed to prepare such further amendments to the 2022 Plan and related Award Agreements, and to make such interpretive and administrative determinations, as are necessary or appropriate to implement the intent of this Amendment, including any conforming changes to cross-references and definitions. This Amendment shall be interpreted, administered, and construed, to the maximum extent possible, to comply with Section 409A of the Code and other applicable law.

3.	Effect of Amendment. Except as expressly amended hereby, the 2022 Plan shall remain in full force and effect.

4.	Adoption; Stockholder Approval. This Amendment was adopted by the Board on April 10, 2026 and is subject to approval by the affirmative vote of a majority of the shares cast at a duly held meeting of the stockholders of the Company at which a quorum is present or by an action by written consent signed by the holders of record of outstanding shares of capital stock having not less than the minimum number of votes that would be necessary to authorize or take that action at such a meeting of stockholders.

To record the adoption of this Amendment, the Company has caused an authorized officer to affix the Company’s name hereto.

QUANTUM COMPUTING INC.

By:	/s/ Yuping Huang
Name:	Yuping Huang
Title:	Chief Executive Officer